Mail Stop 4561

November 3, 2006

Worth Harris Carter, Jr.
Bank Building Corporation
1300 Kings Mountain Road
Martinsville, VA 24112

     Re: **Bank Building Corporation**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
              File No. 033-64520

Dear Mr. Carter:

     We have reviewed your response letter dated October 26, 2006, and have the following additional comment.

Forms 10-QSB for the Quarters ended March 31, 2006 and June 30, 2006

Consolidated Statements of Income, page 4

1.   We have read and considered your response to comment one. Given the materiality of the error, please tell us what consideration was given to reporting the error as a prior-period adjustment by restating prior-period financial statements. Refer to paragraph 25 of SFAS 154.

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     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant